UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THE WENDY’S COMPANY
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.10 par value
(Title of Class of Securities)

950587105
(CUSIP Number of Class of Securities)

R. Scott Toop, Senior Vice President, General Counsel and Secretary
The Wendy’s Company
One Dave Thomas Blvd.
Dublin, OH 43017
(614) 764-3100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$275,000,000	$35,420
(1)
The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $275,000,000 in aggregate of up to 32,352,941 shares of common stock, par value $0.10 per share, at the minimum tender offer price of $8.50 per share.

(2)
Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $35,420	Filing Party: The Wendy’s Company
Form or Registration No.: Schedule TO-I	Date Filed: January 14, 2014

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by The Wendy’s Company, a Delaware corporation (“Wendy’s” or the “Company”), on January 14, 2014 (the “Schedule TO”), in connection with the Company’s offer to purchase, for cash up to $275.0 million in value of shares of its common stock, par value $0.10 per share, at a price of not less than $8.50 nor greater than $9.25 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated January 14, 2014 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 8.	Interest in Securities of the Subject Company.

The information set forth under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares — Recent Securities Transactions” in the Offer to Purchase is supplemented by adding the following text immediately above the subsection titled “Stock Repurchase Program.”

Based on information provided to us, the following entities that are part of Trian Partners effected transactions in our common stock on January 15, 2014 as described below:

Reporting Person	Number of Shares	Price Per Share	Nature of Transaction

Trian Partners Master Fund, L.P.	14,179,905	$ 8.90	Sale pursuant to privately negotiated transaction
Trian Partners, L.P.	770,470	$ 8.90	Sale pursuant to privately negotiated transaction
Trian Partners GP, L.P.	4,942	$ 8.90	Sale pursuant to privately negotiated transaction
Trian Partners Strategic Investment Fund, L.P.	1,244,683	$ 8.90	Sale pursuant to privately negotiated transaction

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WENDY’S COMPANY

Date: January 17, 2014	By:	/s/ Dana Klein
		Name:	Dana Klein
		Title:	Senior Vice President – Corporate and Securities Counsel, and Assistant Secretary

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